EXHIBIT 99.1

China Nepstar Chain Drugstore Ltd. Reports Fourth Quarter and

Fiscal Year 2014 Financial Results

SHENZHEN, China, March 30, 2015 -- China Nepstar Chain Drugstore Ltd. (NYSE: NPD) ("Nepstar" or the "Company"), a leading retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Financial Highlights

For the quarter ended December 31, 2014:

•	Same store sales increased by 14.2% compared to the fourth quarter of 2013

•	Revenue increased by 13.4% to RMB850.1 million (US$137.0 million) compared to RMB749.8 million in the fourth quarter of 2013

•	Net income increased by 151.1% to RMB33.4 million (US$5.4 million) compared to net income of RMB13.3 million in the fourth quarter of 2013

•	Basic and diluted income per ADS was RMB0.34 (US$0.06) compared to basic and diluted income of RMB0.14 per ADS for the fourth quarter of 2013

For the year ended December 31, 2014:

•	Same store sales increased by 9.0% compared to 2013

•	Revenue increased by 9.4% to RMB2,953.3 million (US$476.0 million) compared to RMB2,699.1 million in 2013

•	Net loss was RMB13.8 million (US$2.2 million)

•	Basic and diluted loss per ADS were RMB0.14 (US$0.02)

Mr. Fuxiang Zhang, Chief Executive Officer of Nepstar, commented, "Our continuous efforts to streamline business operations, optimize individual store performance, improve product mix and market products proactively through in-store promotions have delivered double-digit growth in revenues and same store sales in the fourth quarter of 2014 compared to the same period in 2013. Both our prescription and OTC pharmaceutical products experienced strong sales in the fourth quarter of 2014. We have achieved top line growth for five consecutive years and strengthened customer relationships in a retail environment that continues to be challenging."

Fourth Quarter Results

During the fourth quarter of 2014, the Company opened 36 new stores and closed 104 stores. As of December 31, 2014, the Company had a total of 1,980 directly operated stores.

Revenue for the fourth quarter of 2014 increased by 13.4% to RMB850.1 million (US$137.0 million) from RMB749.8 million for the same period in 2013. Same store sales (for the 1,750 stores opened before December 31, 2012 and which remained in operations as of December 31, 2014) for the fourth quarter of 2014 increased by 14.2% compared to the same period in 2013. The increase in revenue and same store sales was primarily attributable to in-store promotional initiatives and strengthened marketing efforts for pharmaceutical products.

Fourth quarter revenue contribution by product category was 21.6% from prescription drugs (21.8% for the same period in 2013); 43.2% from over-the-counter ("OTC") drugs (40.5% for the same period in 2013); 11.6% from nutritional supplements (13.5% for the same period in 2013); 4.2% from herbal products (4.2% for the same period in 2013); and 19.4% from convenience and other products (20.0% for the same period in 2013).

Gross profit for the fourth quarter increased to RMB360.9 million (US$58.2 million) from RMB317.0 million for the same period in 2013. Gross margin in the fourth quarter of 2014 was 42.4%, compared with 42.3% for the same period in 2013.

The Company's portfolio of private label products expanded to 2,156 types of products as of December 31, 2014. Sales of private label products represented approximately 14.7% of revenue and 20.4% of gross profit for the fourth quarter of 2014.

Sales, marketing and other operating expenses as a percentage of revenue decreased to 33.0% for the fourth quarter of 2014 from 35.3% for the same period of 2013, whereas sales, marketing and other operating expenses in absolute amount increased slightly for the fourth quarter of 2014.

General and administrative expenses as a percentage of revenue were 3.2% for the fourth quarter of 2014, compared to 3.8% for the same period of 2013. This decrease mainly resulted from management’s cost control efforts.

Income from operations in the fourth quarter of 2014 was RMB50.4 million (US$8.1million) compared with income from operations of RMB21.2 million for the same period in 2013. This increase was mainly due to higher sales and continued cost control efforts in the fourth quarter of 2014.

Interest income for the fourth quarter of 2014 was RMB1.4 million (US$0.2 million), compared with RMB3.5 million for the same period of 2013.

The Company's income tax expense was RMB17.9 million (US$2.9 million) for the fourth quarter of 2014, compared with RMB11.4 million for the same period in 2013. The effective tax rate for the fourth quarter of 2014 was 34.9%, compared to 46.2% for the same period in 2013. The decrease in effective tax rate from Q4 2013 to Q4 2014 was primarily attributable to the decreased operating losses generated by certain loss-making subsidiaries in the fourth quarter of 2014 for which full valuation allowances were recorded in respect of the related deferred tax assets. As compared to the PRC statutory tax rate of 25% applicable to our major operating subsidiaries, the difference in the effective income tax rate for the current quarter was primarily due to non-deductible expenses, the tax effect from the waiver of intra-group debts subject to tax bureau’s approval and the relatively high amounts of operating losses from loss-making subsidiaries, for which full valuation allowances were made on their deferred tax assets, as compared to the overall results of the Company. Shareholders are reminded that in the PRC losses in companies which are part of a group are not allowed to be off-set against profits arising in other companies in the same group.

Net income for the fourth quarter of 2014 was RMB33.4 million (US$5.4 million), or RMB0.34 (US$0.06) basic and diluted income per ADS, compared to net income of RMB13.3 million, or RMB0.14 basic and diluted income per ADS for the fourth quarter of 2013. As of December 31, 2014, the Company had approximately 197.4 million outstanding ordinary shares. Each ADS represents two ordinary shares of the Company.

In the fourth quarter of 2014, net cash inflow provided by operating activities was RMB44.1 million (US$7.1 million), compared to net cash outflow of RMB25.2 million for the same period in 2013. This net cash inflow was primarily due to the higher operating income achieved and lower inventories storage during the fourth quarter of 2014 compared to the same period in 2013.

Fiscal Year 2014 Financial Results

In 2014, the Company opened 130 new stores and closed 216 stores. As of December 31, 2014, Nepstar had a total of 1,980 stores in operations.

Total revenue for 2014 increased to RMB2,953.3 million (US$476.0 million) from RMB2,699.1 million in 2013. Same store sales (for the 1,750 operating stores opened before December 31, 2012 and which remained in operations as of December 31, 2014) for 2014 increased by 9.0% compared to 2013. The increase in revenue and same store sales was driven by the closure of underperforming stores and continued in-store promotional initiatives and strengthened marketing efforts for pharmaceutical products.

In 2014, revenue contribution from prescription drugs was 22.3%, OTC drugs was 40.1%, nutritional supplements was 13.3%, herbal products was 4.2% and convenience and other products was 20.1%. Revenue from private label products accounted for 17.5% of total revenue and 24.8% of gross profit, respectively.

Gross profit was RMB1,230.5 million (US$198.3 million) for 2014 compared to RMB1,178.3 million in 2013. Gross margin was 41.7% in 2014, compared to 43.7% in 2013. The decrease in gross margin was mainly the result of continued sales promotion initiatives designed to increase market share.

Total operating expenses decreased to 41.4% of total revenue in 2014, compared to 42.5% recorded in 2013. Loss from operations was RMB2.9 million (US$0.5 million) for 2014, compared to income from operations of RMB23.0 million for 2013.

Interest income for 2014 was RMB7.2 million (US$1.2 million), compared to RMB15.7 million in 2013. Dividend income from cost method investments was RMB5.9 million (US$0.9 million) for 2014, compared to RMB5.2 million in 2013. Other income was RMB3.1 million (US$0.5 million) in 2014, compared to nil in 2013. Other income in 2014 mainly represented the gain from the transfer of 100% of the ownership equity interest in one of the Company's subsidiaries, Weifang Nepstar Pharmaceutical Co., Ltd., to an independent third party.

The Company's effective tax rate was 208.4% in 2014, compared to 73.1% in 2013. The Company's income tax expense was RMB26.5 million (US$4.3 million) for 2014, compared to RMB32.1 million in 2013. The difference in effective income tax rate was primarily attributable to high operating losses sustained by certain loss-making subsidiaries in 2014, for which full valuation allowances were made on their deferred tax assets, and the tax effect from the waiver of intra-group debts subject to tax bureau’s approval.

Net loss was RMB13.8 million (US$2.2 million) for 2014, which represented RMB0.14 (US$0.02) basic and diluted loss per ADS, compared to net income of RMB11.8 million in 2013, which represented RMB0.12 basic and diluted income per ADS.

Net cash outflows from operating activities were RMB58.7 million (US$9.5 million) for 2014, compared with cash inflow of RMB6.9 million achieved in 2013. The net cash outflows were primarily due to more prepayments made to suppliers.

As of December 31, 2014, the Company's total cash, cash equivalents, bank deposits and restricted cash were RMB316.9 million (US$51.1million) and its shareholders' equity was RMB831.6 million (US$134.0 million), compared to RMB622.8 million and RMB845.5 million, respectively, as of December 31, 2013.

Business Outlook

“Now that we have regained momentum in overall revenues and same store sales, we will turn our focus to improving income from operations through continued stringent expenses control and achieving more sustainable growth in sales going forward," commented Mr. Zhang. “Our goal is to expand our market share continuously by leveraging our nationwide network of quality retail drugstores, upgrading promotional campaigns and optimizing our product mix.”

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Monday, March 30, 2015 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through April 6, 2015 at 11:59 p.m. Eastern Time. An archived web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering conference ID number 13603145.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is a leading retail drugstore chain in China. As of December 31, 2014, the Company had 1,980 directly operated stores across 74 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmaceutical products and services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products. Nepstar's strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the continuing economic growth in China and take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars were calculated at the certified exchange rate of US$1.00 = RMB6.2046 on December 31, 2014 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

Zixin Shao
China Nepstar Chain Drugstore Ltd.
Chief Financial Officer
+86-755-2641-4065
ir@nepstar.cn

Shiwei Yin
Grayling
Investor Relations
+1-646-284-9474
npd@grayling.com

(Tables Follow)

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Statements of Comprehensive Income
(amounts in thousands – except per-share data)

	Three-month period ended			Year ended
	December 31,			December 31,
	2013	2014	2014	2013	2014	2014
	RMB	RMB	USD	RMB	RMB	USD
Revenue	749,829	850,146	137,019	2,699,103	2,953,314	475,988
Cost of goods sold	(432,840)	(489,260)	(78,854)	(1,520,796)	(1,722,792)	(277,664)
Gross profit	316,989	360,886	58,165	1,178,307	1,230,522	198,324
Sales, marketing and other operating expenses	(264,509)	(280,205)	(45,161)	(1,026,798)	(1,098,000)	(176,965)
General and administrative expenses	(28,721)	(27,324)	(4,404)	(121,542)	(125,577)	(20,239)
Impairment losses of property and equipment	(2,556)	(2,955)	(476)	(6,984)	(9,877)	(1,592)
Income/(loss) from operations	21,203	50,402	8,124	22,983	(2,932)	(472)
Interest income	3,492	1,355	218	15,713	7,234	1,166
Dividend income from cost method investments	-	-	-	5,232	5,852	943
Other income	-	126	20	-	3,082	497
Other loss	-	(535)	(86)	-	(535)	(86)
Income before income tax expense	24,695	51,348	8,276	43,928	12,701	2,048
Income tax expense	(11,415)	(17,916)	(2,888)	(32,100)	(26,472)	(4,267)
Net income/(loss)	13,280	33,432	5,388	11,828	(13,771)	(2,219)
Basic earnings / (loss) per ordinary share	0.07	0.17	0.03	0.06	(0.07)	(0.01)
Basic earnings / (loss) per ADS	0.14	0.34	0.06	0.12	(0.14)	(0.02)
Diluted earnings / (loss) per ordinary share	0.07	0.17	0.03	0.06	(0.07)	(0.01)
Diluted earnings / (loss) per ADS	0.14	0.34	0.06	0.12	(0.14)	(0.02)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	798	23	4	65	(123)	(20)
Comprehensive income / (loss) attributable to China Nepstar Chain Drugstore Ltd.	14,078	33,455	5,392	11,893	(13,894)	(2,239)

China Nepstar Chain Drugstore Ltd.
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of	As of
	December 31,	December 31,
	2013	2014	2014
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	361,146	252,174	40,643
Short-term bank time deposits	184,440	24,000	3,868
Long-term bank time deposits due within one year	-	3,256	525
Restricted cash	37,000	37,423	6,031
Accounts receivable, net of allowance for doubtful accounts	131,984	136,568	22,011
Bills receivable	-	400	64
Amounts due from related parties	379	3,366	543
Prepaid expenses, deposits and other current assets	169,210	245,254	39,528
Inventories	551,783	546,312	88,050
Deferred tax assets	6,330	2,038	328
Total current assets	1,442,272	1,250,791	201,591

Non-current assets
Long-term bank time deposits	40,256	-	-
Property and equipment, net	123,183	137,750	22,201
Rental deposits	41,946	42,257	6,811
Cost method investments	12,638	12,638	2,037
Intangible assets, net	2,509	2,509	404
Goodwill	51,819	51,819	8,352
Deferred tax assets	11,723	16,340	2,633
Accrued interest income	769	-	-
Total non-current assets	284,843	263,313	42,438
Total Assets	1,727,115	1,514,104	244,029

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	403,558	409,428	65,988
Bills payable	4,334	-	-
Amounts due to related parties	29,247	25,636	4,132
Accrued expenses and other payables	123,065	122,236	19,700
Income tax payable	34,567	25,743	4,149
Dividend payable	191,246	-	-
Deferred Income	22,477	25,715	4,145
Total current liabilities	808,494	608,758	98,114

Non-current liabilities
Deferred income	17,391	15,677	2,527
Deferred tax liabilities	16,541	14,711	2,371
Other non-current liabilities	39,163	43,326	6,983
Total non-current liabilities	73,095	73,714	11,881
Total liabilities	881,589	682,472	109,995

Shareholders' equity
Share capital	158	158	25
Additional paid-in capital	640,341	640,341	103,204
Accumulated other comprehensive loss	(41,623)	(41,746)	(6,728)
Retained earnings	246,650	232,879	37,533
Total shareholders' equity	845,526	831,632	134,034

Total liabilities and shareholders' equity	1,727,115	1,514,104	244,029